Exhibit 99.1

FIELD TRIP HEALTH LTD. REPORTS FISCAL FIRST QUARTER 2022 FINANCIAL RESULTS

●	At June 30, 2021 had approximately $100 million in unrestricted cash and cash equivalents, funds held in trust and short-term investments

●	Development of FT-104, a novel psychedelic molecule with pending patents, continues to progress with GMP production achieved

●	The Company remains on track to meet milestone of 20 sites open or under construction by December 2021

TORONTO, August 16, 2021 – Field Trip Health Ltd. (TSX: FTRP; FTRP.WT; Nasdaq: FTRP) (“Field Trip”), a leader in the development and delivery of psychedelic therapies, reported its fiscal first quarter 2022 results for the three months ended June 30, 2021. All results are reported under International Financial Reporting Standards (“IFRS”) and in Canadian dollars, unless otherwise specified.

Key Highlights and Developments During Fiscal First Quarter 2022

During the fiscal first quarter, Field Trip continued to execute on its FT-104 drug development strategy, the buildout of a globally recognized brand of psychedelic-assisted therapy sites and development of its digital tools “Trip” and “Portal”. With the signing of leases for 5 new Field Trip Health centers during the quarter and an additional 3 subsequently, the Company significantly ramped its operations in order to position it as an early mover in the emerging psychedelics industry. Despite the continuing impact of the COVID-19 pandemic and its variants on operations, the Company believes that interest in, and demand for, psychedelic therapies will continue to rapidly expand over the coming years. The Company anticipates an increase in long-term demand for its depression related psychedelic therapies as case counts start to diminish in the future. With 7 existing sites and 11 locations under construction or about to commence construction, Field Trip remains on track to have 20 sites open or under construction by December 2021. However, given the increased uncertainty surrounding COVID-19 as a result of its variants, the Company will continue to evaluate the timing of our clinic rollouts as appropriate.

Business and Operational Highlights

During the fiscal first quarter, the Company filed patents in the United States and under the international Patent Cooperation Treaty relating to FT-104’s structure, formulation and use in treating a variety of central nervous system disorders. The Company also announced that it anticipates being able to commence Phase 1 human trials for FT-104 in Q1 2022.

On May 4, 2021, the Company announced the opening of its fifth Field Trip Health center in the United States (and sixth overall) in the city of Houston, TX. The Houston location is the second Field Trip Health center to open in calendar year 2021. Field Trip also announced that it has entered into leases and has commenced, or will soon commence, construction to build Field Trip Health centers in San Diego, CA, San Carlos, CA, Seattle, WA, Washington DC and Fredericton, NB. During the current fiscal quarter, the Company also leased locations in Austin, TX, Stamford, CT and Vancouver, BC.

On May 20, 2021, the Company announced the appointment of former US Senate Majority Leader Tom Daschle as a Special Advisor to the Company.

On June 7, 2021 Field Trip’s Common Shares and Warrants commenced trading on the Toronto Stock Exchange (“TSX”) under the ticker symbols “FTRP” and “FTRP.WT” respectively. The Common Shares continued to trade on the OTCQX market under the symbol “FTRPF”. In connection with the TSX listing, Field Trip’s Common Shares and Warrants were delisted from the Canadian Securities Exchange.

In conjunction with its TSX listing, the Company announced that it has bolstered its Board of Directors with the appointments of Barry Fishman as Lead Director and a member of the Audit Committee, and Ellen Lubman as Director.

Joseph del Moral, Field Trip’s CEO, said, “Our differentiated strategy provides us with a path to drug development and commercialization, leveraging the synergies between our drug development and clinics businesses to collect data and insights that can be used to ensure our approach is targeted and effective, with an optimal go-to-market strategy. We continue to successfully execute this strategy, advancing on FT-104 development work, opening Field Trip Health sites as well as advancing other research work to add to our drug development pipeline. Additionally, we are very pleased that our work with FT-104 continues to progress. These pre-clinical studies, which are necessary before we can move on to Phase 1 development, are expected to be completed by year end 2021. Commencing Phase 1 trials will be a key milestone for us, and the rollout of Field Trip Health centers give us a head start on executing on our research goals and gaining insights and data to potentially de-risk the path to approval for FT-104. Further, by interfacing with patients, providers and payers and building the infrastructure and technology to scale access to psychedelic therapies these sites also help to derisk the successful commercialization of FT-104 and other future pipeline drugs.”

Dr. Ryan Yermus, Field Trip’s Chief Clinical Officer added: “Our Health Sites are a key strategic asset for us as they enable us to gather large amounts of patient data on clinical outcomes which further enhances our research studies. On the patient side we are providing a vital service for those who were unable to get the desired results with other drugs and/or therapies protocols. During the quarter, we opened a Health Site in Houston, our sixth location, with Amsterdam opening subsequent to the quarter end. To date, our Psychedelic Assisted Psychotherapy treatments are primarily ketamine-assisted psychotherapies (KAP), with the Amsterdam site being our first Field Trip Health site focused on the therapeutic use of psychedelics using legal psilocybin truffles. We plan to leverage the data we collect from our Health Sites to create new treatment programs and innovate new patient offerings. Our preliminary results suggest that the benefits of KAP may last longer than ketamine infusions alone for treatment of depression and anxiety — often reporting an improvement from severe levels at intake to minimal upon program completion.”

Subsequent Developments

The Company entered into lease agreements for Clinic locations in Dallas, TX ,Miami, FL and Scottsdale, AZ and also signed a lease for additional space at its Toronto HQ and clinic location to accommodate increased operations personnel. The Company completed construction of its Amsterdam, The Netherlands clinic and began accepting patients in July 2021.

On July 27, 2021 the Company announced it had received final approval from The Nasdaq Stock Market LLC (“Nasdaq”) to list its common shares on the NASDAQ Global Select Market. The Company’s shares began trading at market open on Thursday, July 29, 2021 with the ticker symbol FTRP. Concurrent with the listing of Field Trip’s common shares on Nasdaq in the US, the shares ceased to be quoted on the OTCQX. Concurrent with the listing, Ronan Levy and Ellen Lubman joined the compensation committee and Mujeeb Jafferi and Dr. Ryan Yermus resigned as directors of the Company. Mr. Jafferi and Dr. Yermus will continue to serve as Field Trip’s Chief Operating Officer and Chief Clinical Officer, respectively.

Mr. del Moral said, “Subsequent to quarter end we successfully up-listed our shares on the Nasdaq Global Select Market increasing both visibility in the investment community and providing increased share liquidity for investors. This was an important milestone for the Company. We are firmly committed to creating value for shareholders and are working aggressively to build Field Trip into a globally recognized psychedelic-assisted therapy company.”

Financial Highlights

For the first fiscal quarter ended June 30, 2021, the Company earned patient services revenues of $867,400 from its Toronto, New York, Santa Monica, Chicago, Atlanta and Houston clinics, a 65% increase over fourth fiscal quarter patient services revenues of $526,435. The Houston clinic was open for about half the quarter. By comparison, revenue in fiscal first quarter 2021 (for the three months ended June 30, 2020) was $23,599 with only one facility – Toronto – in operation. The Company expects to scale revenue as the clinics continue to ramp up.

Net loss for the first fiscal quarter of 2022 of $12,530,395 was primarily due to total operating costs of $12,310,930, of which $1,599,451 related to non-cash share-based compensation and depreciation and amortization excluding leaseholds.

Total operating costs comprised general and administration expenses of $7,685,666, research and development expenses of $1,359,390, patient services expenses of $1,287,071, sales & marketing expenses of $986,705, depreciation and amortization of $615,483 and occupancy costs of $376,615. General and administration expenses included $1,041,657 non-recurring costs primarily related to the Company’s TSX and Nasdaq up-listings and $994,374 recurring public company costs.

Net loss for the first fiscal quarter of 2021 of $2,958,904 was primarily due to general and administration expenses of $1,353,920, research and development costs of $735,002 and unrealized foreign exchange loss of $394,120. The increases from the prior year primarily reflect the Company’s focus on growing the business.

Balance Sheet

As of June 30, 2021 Field Trip had unrestricted cash and cash equivalents, funds held in trust and short-term investments of $99,762,936 as compared to $111,817,443 on March 31, 2021.

Selected Consolidated Financial Information

The following table sets forth selected financial information derived from the Company’s unaudited condensed interim financial statements for the three months ended June 30, 2021 prepared in accordance with IAS 34 in a manner consistent with the Company’s annual audited financial statements.  The following information should be read in conjunction with the financial statements and management’s discussion and analysis, which are available on the Company’s website at www.fieldtriphealth.com and under the Company’s SEDAR profile at www.sedar.com.

	3 months ended June 30, 2021	3 months ended June 30, 2020
	$	$
Revenue
Patient services	867,400	23,359
Other revenue	-	240
	867,400	23,599
Operating Expenses
General and administ ration	7,685,666	1,353,920
Occupancy costs	376,615	63,783
Sales and marketing	986, 705	151 ,8 32
Research and development	1,359,390	735,002
Depreciation and amortization	615, 483	209,700
Patient services	1,287,071	56,975
	12,310,930	2,571,272
Other Income (Expenses)
Interest income	131,615	2,267
Interest expense	(146, 587)	(37,251)
Other expense	(1,071,893)	(376,247)
Listing expense	-	-
Net Loss	(12,530,395)	(2,958,904)

Net Loss per Share - Basic and Diluted	(0.22)	(0.21)

Cash and cash equivalents	27, 630,348	7,041,330
Restricted cash	462,179	100,000
Short-term investments	72,132,588	-
Other Receivables	1, 052,009	318,921
Total Assets	119,090,774	13,019,504
Total Non-Current Financial Liabilities	10,815,355	3,219,052

Conference Call

The Company will conduct a conference call and webcast to review its results on Tuesday, August 17, 2021 at 8:30 am ET. To access the call, please dial 1-877-407-9716 or 1-201-493-6779 and provide conference ID 13722164. A live webcast of the conference call can be accessed via the Events and Presentations section of the Field Trip Health Investor Relations website or via the following link: http://public.viavid.com/index.php?id=146109.

For those unable to attend the live call, a telephonic replay will be available until Tuesday, August 31, 2021. To access the replay of the call dial 1-844-512-2921 or 1-412-317-6671 and provide conference ID 13722164. An archived copy of the webcast will be available on the Events and Presentations section of the Field Trip Health Investor Relations website after the conclusion of the call.

About Field Trip Health Ltd.

Field Trip is a global leader in the development and delivery of psychedelic therapies. With our Field Trip Discovery division leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics and our Field Trip Health division building centers for psychedelic therapies opening across North America and Europe along with the digital and technological tools that will enable massive scale, we help people in need with a simple, evidence-based way to heal and heighten engagement with the world.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.

Follow us on Twitter and Instagram: @fieldtriphealth

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Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Field Trip and its business. Often but not always, forward-looking information can be identified by the use of words such as “expect”, “intends”, “anticipated”, “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Field Trip, and are based on assumptions and subject to risks and uncertainties. Although the management of Field Trip believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including the timing and results of its research and development programs, approval of phase 1 human trials, if any, the risk that future clinical studies may not proceed as expected or may produce unfavorable results, the opening of additional clinics, the COVID-19 epidemic, the medical clinic industry, market conditions, economic factors, management’s ability to manage and to operate the business and the equity markets generally. Although Field Trip has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Field Trip does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

Media contacts:

Rachel Moskowitz
Autumn Communications
202-276-7881
press@fieldtriphealth.com

Nick Opich / McKenna Miller
KCSA Strategic Communications
212-896-1206 / 347-487-6197
press@fieldtriphealth.com

Investor contacts:

Elizabeth Barker

KCSA Strategic Communications

212-896-1203

ebarker@kcsa.com

SOURCE Field Trip Health Ltd.